Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-276177
November 4, 2025

NEXPOINT

NYSE: NREF, MORTGAGE REIT

NexPoint Real Estate Finance, Inc.

Series C Cumulative Redeemable Preferred Stock

8% Annual Dividend
Cumulative Annual Dividend, Paid Monthly[1]

Senior Position
To Common Stock

Redeemable Shares[2]
Subject to Redemption Schedule Fees; For Stated Value after Y4

Offering Terms

Offering Size	$200 Million
Price Per Share	$25.00
Investment Minimums	Qualified Accounts: $5,000 Non-Qualified Accounts: $5,000
Annual Dividend	8% Annual Dividend; Paid Monthly[1]
Tax Reporting	Form 1099

Stockholder Redemption Terms:[2]

Upon issuance, for Stated Value, less 12% redemption fee;
After 1 year, for Stated Value, less 9% redemption fee;
After 2 years, for Stated Value, less 6% redemption fee;
After 3 years, for Stated Value, less 3% redemption fee; After 4 years, for Stated Value

Redemptions may be made in cash or in common stock at NREF's election

Company Redemption Terms:[2]

Beginning on the first day of the first quarter following the second anniversary of the Series C Preferred Shares' date of original issuance, NREF may redeem for Stated Value in cash or common shares.

About NREF

NexPoint Real Estate Finance, Inc. ("NREF") is a commercial mortgage real estate investment trust ("REIT"), with its shares of common stock and Series A Preferred Stock listed on the New York Stock Exchange under the symbols "NREF" and "NREF-PRA." The company concentrates on investments in real estate sectors where senior management has operating expertise, including multifamily, single-family rental ("SFR"), self-storage and life science sectors in the top 50 metropolitan statistical areas.

PRIORITY OF CASH FLOW PAYMENTS[3]

HIGHEST PRIORITY

51.8%
DEBT

25.2%
PREFERRED SHARES[3]

21.6%
COMMON EQUITY

LOWEST PRIORITY

PORTFOLIO OVERVIEW

3.5 Years
Average Remaining Term[4]

87.4%
Of Portfolio Stabilized[4]

1.41x
Weighted Average Debt Service Coverage Ratio[4]

PORTFOLIO HIGHLIGHTS

8%
Annual Dividend for Preferred Series C[1]

$1.3B
Current Principal Balance[4,7]

87.5%
Average Occupancy of Stabilized Portfolio[6]

11.9%
Owned by Management and Employees[5]

1. Payment of dividends is not guaranteed. Dividends may be paid from sources other than cash flow from operations. See "Distributions" below for more information. 2. Holder redemptions may begin on the first day of the month following initial issuance. Redemption pricing starts on the first day of the month following the applicable hold period. The Shareholder Redemption feature is subject to certain limits on the amount that may be redeemed in a given period, the Company's listing or trading on the NYSE, the NYSE Texas or another national securities exchange, whether the Company has sufficient funds, possible restrictions under Maryland law or any agreements that the Company may enter into which would result in a default under the agreement, whether such redemption would result in a change in control of the Company and the number of the shares held by the investor after the redemption. 3. As of September 30, 2025. The capital stack assumes 3Q25 financial position as well as $400M of Series B Preferred Stock and $200M of Series C Preferred Stock is raised. Our Board has the authority to issue shares of additional classes or series of preferred stock that could be senior in priority to the Series C Preferred Stock. 4. As of September 30, 2025, and excluding common stock and revolving credit facility investments and the remaining net assets related to the Hudson Montford multifamily property after its sale and the Alexander at the District multifamily property. See "Stabilized Properties" and "Weighted Average Debt Service" below for more information. 5. Includes non-controlling interests. Excludes ownership by funds advised or managed by affiliates or our adviser except to the extent of our management's pecuniary interest therein as of the close of trading on October 29, 2025. 6. As of September 30, 2025 and excluding common stock and revolving credit facility investments and the remaining net assets related to the Hudson Montford multifamily property after its sale and the Alexander at the District multifamily property. See "Stabilized Property" below for more information. 7. Assumes $400M of Series Preferred B Stock and $200M of Series C Preferred Stock raised.

Risks and Disclosures

This sales and advertising literature does not constitute an offer to sell nor a solicitation of an offer to purchase the Series C Cumulative Redeemable Preferred Stock ("Series C Preferred Stock") described herein. An offering will be made only by NREF (the "Company") with the prospectus and any accompanying prospectus supplement. This sales and advertising literature must be read in conjunction with or accompanied by the prospectus and any accompanying prospectus supplement in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus and any accompanying prospectus supplement must be made available to you in connection with the offering. None of the U.S. Securities and Exchange Commission ("SEC") or any other state regulators have passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful.

DISTRIBUTIONS. We may have to fund distributions from working capital, borrow to provide funds for such distributions, use proceeds of future offerings or sell assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund dividends, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund dividends, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay dividends in the future.

STABILIZED PROPERTY. Stabilized Property is defined as properties that require limited deferred funding to support leasing or ramp-up of operations and for which most capital expenditures are for value-add improvements.

WEIGHTED AVERAGE DEBT SERVICE COVERAGE RATIO. This statistic shows investors and lenders whether a company has enough income to pay its debts by measuring the firm's available cash flow to pay current debt obligations.

NREF is a publicly traded real estate investment trust ("REIT"), with its common stock and Series A Preferred Stock listed on the New York Stock Exchange under the symbols "NREF" and "NREF-PRA" primarily focused on originating, structuring and investing in first-lien mortgage loans, mezzanine loans, preferred equity, convertible notes, multifamily properties and common equity investments, as well as multifamily and SFR commercial mortgage-backed securities securitizations, promissory notes, revolving credit facilities, and stock warrants.

An investment in NREF involves substantial risk. See the "Risk Factors" sections of the prospectus and any accompanying prospectus supplement for a discussion of material risks related to an investment in NREF's Series C Preferred Stock, which include, but are not limited to, the following:

- There is currently no public trading market for our Series C Preferred Stock, and one may never exist; therefore, a holder's ability to dispose of shares of Series C Preferred Stock will likely be limited.
- Because we conduct substantially all of our operations through NexPoint Real Estate Finance Operating Partnership, L.P. ("OP"), our ability to pay dividends on our Series C Preferred Stock depends almost entirely on the distributions we receive from the OP. We may not be able to pay dividends regularly on our Series C Preferred Stock.
- The rights of the holders of our Series C Preferred Stock or of our common stock (which holders of Series C Preferred Stock may become upon receipt of redemption payments in shares of our common stock for any shares of Series C Preferred Stock) could be subordinated and/or diluted by the incurrence of additional debt or the issuance of additional shares of preferred stock or common stock, as applicable, and other transactions.
- The Company's 5.75% Senior Unsecured Notes due 2026, the OP's 7.875% Senior Unsecured Notes due 2026 and future offerings of debt securities or shares of our capital stock expressly designated as ranking senior to our Series C Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up may adversely affect value of our Series C Preferred Stock.
- The Series C Preferred Stock has not been rated.
- In the event a holder of our Series C Preferred Stock exercises their redemption option we may redeem such shares of Series C Preferred Stock either for cash, or for shares of our common stock, or any combination thereof, in our sole discretion.
- Dividend payments on the Series C Preferred Stock are not guaranteed. We may use borrowed funds or funds from other sources to pay dividends, which may adversely impact our operations.
- We intend to use the net proceeds from the offering of the Series C Preferred Stock to fund future investments and for other general corporate purposes, but the offering will not be conditioned upon the closing of pending investments and we will have broad discretion to determine alternative uses of proceeds.
- The Series C Preferred Stock will bear a risk of early redemption by us.
- There is no guarantee we will exercise our option to redeem all or a portion of the Series C Preferred Stock in connection with a change of control.
- Holders of the Series C Preferred Stock will be subject to inflation risk.
- Holders of the Series C Preferred Stock have extremely limited voting rights.
- The amount of the liquidation preference equal to the Stated Value of $25.00 per share is fixed and holders of Series C Preferred Stock will have no right to receive any greater payment.
- Our charter, including the Articles Supplementary establishing the Series C Preferred Stock, contains restrictions upon ownership and transfer of such preferred stock and shares of our common stock which may be issued upon the redemption of shares of Series C Preferred Stock, at the Company's option.
- Our ability to pay dividends or redeem shares is limited by the requirements of Maryland law.
- If our common stock and the Series A Cumulative Redeemable Preferred Stock are no longer listed on the NYSE or another national securities exchange, we may be required to terminate any continuous offering(s) of Series C Preferred Stock.
- To the extent that our distributions represent a return of capital for tax purposes, stockholders may recognize an increased gain or a reduced loss upon subsequent sales (including cash redemptions) of their shares of Series C Preferred Stock.
- Holders of Series C Preferred Stock may recognize dividend income on constructive dividends without a corresponding cash payment.
- Shares of Series C Preferred Stock may be redeemed for shares of our common stock, which rank junior to the Series C Preferred Stock with respect to dividends and upon liquidation.
- We established the offering price for the Series C Preferred Stock pursuant to discussions among us and our affiliated dealer manager; as a result, the actual value of an investment in the Series C Preferred Stock may be substantially less than the amount paid.
- The dealer manager's relationship with us and the payment to it of substantial commissions and fees in connection with this offering may cause a conflict of interest and may hinder the dealer manager's performance of its due diligence obligations.
- If we fail to pay dividends to holders of our preferred stock or otherwise lose our eligibility to file registration statements on Form S-3 with the SEC, it may impair our ability to raise capital in the Series C Preferred Stock offering.
- Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in the Series C Preferred Stock offering, which could harm our ability to achieve our investment objectives.

Additional material risks related to an investment in NREF's Series C Preferred Stock include other risks under Part I, Item 1A, "Risk Factors" in NREF's Annual Report on Form 10-K filed with the SEC, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC. You should review these risk factors and the risk factors in the prospectus and any accompanying prospectus supplement carefully before investing in the Series C Preferred Stock.

NREF has a shelf registration statement on Form S-3 (No. 333-276177) that the SEC declared effective on December 29, 2023, pursuant to which the offering of the Series C Preferred Stock is being made. Before you invest, you should read the prospectus in that registration statement, any accompanying prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or any dealer participating in the offering will arrange to send you the prospectus and any accompanying prospectus supplement if you request it by calling toll-free 1-(833)697-7253.

Summary of Fees and Expenses: Investors will be subject to the following fees and expenses as part of the offering: selling commissions, dealer manager fee, and other offering expenses. Please see the prospectus and any accompanying prospectus supplement for a complete listing of all fees and expenses related to the offering.

This material contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include, among others, statements regarding the payment of dividends, the Company's intent not to list the Series C Preferred Stock, the Company's intent not to settle Series C Preferred redemptions in shares of common stock when the Company's common stock price is below book value, certain risks related to the Series C Preferred Stock and other statements identified by words such as "expect," "intend," "may," "will," "could," the negative version of these words and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on NREF's current expectations and assumptions regarding capital market conditions, NREF's business, the economy and other future conditions. Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond NREF's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, and those described in greater detail in our filings with the SEC, including those described in the prospectus, any accompanying prospectus supplement and in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the prospectus, any accompanying prospectus supplement, the Company's Annual Report on Form 10-K and the Company's other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. Any forward-looking statement made in this material speaks only as of the date on which it is made. NREF undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NEX-NREF-PREFC-FACT | 11042025